UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Amendment to Articles of Association

As previously disclosed in Arbe Robotics Ltd.’s (the “Company”) Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2024, the shareholders of the Company approved an amendment to the Company’s Amended and Restated Articles of Association at the Company’s annual general meeting of shareholders held on September 11, 2024, whereby the Company’s authorized capital was increased from 130 million ordinary shares, par value NIS 0.000216 (the “Ordinary Shares”), to 165 million Ordinary Shares. A copy of the Company’s Amended and Restated Articles of Association as adopted by the shareholders at the annual general meeting of shareholders on September 11, 2024, is attached hereto as Exhibit 3.1 and incorporated by reference herein.

Events

On November 4, 2024, the Company issued a press release announcing the closing of its public offering. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Association of Arbe Robotics Ltd., as adopted on September 11, 2024.

99.1	Press Release, dated November 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbe Robotics Ltd.

Date: November 4, 2024	By:	/s/ Kobi Marenko
		Name:	Kobi Marenko
		Title:	Chief Executive Officer

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